December 2, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

    Re: SkyBridge Wireless, Inc.
    Registration Statement on Form SB-2
    Originally filed on November 24, 2004
    File No. 333-120748

Ladies and Gentlemen:

    Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") for an order permitting SkyBridge Wireless, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2 filed by the Registrant on November 24, 2004. No securities were sold in connection with the Registration Statement. We request this withdrawal because the Registrant has elected not to pursue the registration of the securities included therein at this time.

    The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

    Accordingly, the Registrant hereby respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as practicable.

    If you have any questions or comments regarding the foregoing application for withdrawal, please contact David B. Stocker, Esq. at 602-852-5445. Please provide a copy of the Order consenting to this withdrawal to Mr. Stocker by facsimile at 602-852-5446. Thank you for your assistance.

                                        Sincerely,

/s/ James A. Wheeler
____________________________________
James A. Wheeler
Chief Executive Officer